FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F       ☒       Form 40-F       ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐       No       ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT ON THE RESULTS OF THE SHARE CAPITAL INCREASE AND THE ISSUE OF CONVERTIBLE NOTES

13.10.2010

NATIONAL BANK OF GREECE SA: Following previous announcements regarding the share capital increase of National Bank of Greece SA through issuances of 121,408,315 ordinary shares (the New Shares) and short-term non-listed common registered convertible equity notes (the Convertible Notes), National Bank of Greece informs investors that, on 12.10.2010, the Hellenic Republic exercised its preemptive rights under article 13 of c.l. 2190/1920 and the Articles of Association of National Bank of Greece, in its capacity as a preference shareholder, to subscribe 2,104,379 New Shares and 4,983,605 Convertible Notes, that have not been subscribed for pursuant to the exercise of preemptive rights by ordinary shareholders and persons having acquired preemptive rights during the rights trading period on the ATHEX, at the subscription price of € 5.20 per New Share and at the issue price of € 5.20 per Convertible Note. On the same date, the Hellenic Republic paid aggregate subscription amounts of € 10,942,770.80 and € 25,914,746.00, respectively.

Based on the above subscription amounts paid by the Hellenic Republic and the amounts that have been paid during the subscription period by the ordinary shareholders and persons having acquired preemptive rights during the rights trading period on the ATHEX, i.e. € 620,380,467.20 for the New Shares and € 1,157,816,322.00 for the Convertible Notes, as of 13.10.2010 : (i) a total amount of € 631,323,238 had been fully paid for the New Shares (of which € 607,041,575 is the total nominal value of the New Shares and € 24,281,663 is the difference between the total nominal value of the New Shares and the subscription price which shall be credited to the share premium account) and (ii) a total amount of € 1,183,731,068 had been fully paid for the Convertible Notes.

On 13.10.2010, the Board of Directors of National Bank of Greece certified the payment of the above total amounts.

After taking into account the above transactions, the fully paid up share capital of the Bank amounts to € 3,999,749,460, divided into (a) 728,449,892 ordinary, registered shares of nominal value of € 5.00 per share (b) 25,000,000 non-cumulative redeemable preference registered shares without voting rights of nominal value of € 0.30 per share and (c) 70,000,000 redeemable preference shares of Greek law 3723/2008 owned by the Hellenic Republic of nominal value € 5.00 per share.

The date on which the New Shares will be credited with the beneficiaries’ accounts and the date of commencement of their trading on the Securities Market of the ATHEX will be announced to the public in a forthcoming announcement of the Bank in accordance with the approved by the Hellenic Capital Market Commission Offering Circular.

The shares and convertible notes of National Bank of Greece S.A. referred to in this press release have not been and will not be registered under the US Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from such registration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date:13th October, 2010
Chief Executive Officer